Mail Stop 6010

September 26, 2006

Barry D. Zyskind
Chief Executive Officer and President
AmTrust Financial Services, Inc.
59 Maiden Lane, 6th Floor
New York, New York 10038

>   **Re: AmTrust Financial Services, Inc.**
>   **Registration Statement on Form S-1, Amendment 3**
>   **Filed September 13, 2006**
>   **File No. 333-134960**

Dear Mr. Zyskind:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 40

Earned But Unbilled Premium, page 41

   1. Refer to your response to comment one. It seems that the process you describe related to this estimate does include judgment in that you determine that the

decision to use prior historical amounts as a basis for the estimate is appropriate. It seems that the historical amounts upon which you base this estimate are not always the same given that they would appear to fluctuate between periods, but you determine that the selected basis is appropriate when some other basis could be used for this accrual. Please revise your discussion of this accrual to include a sensitivity analysis of the impact that choosing some other reasonably possible basis would have on this estimate. Also disclose any material adjustments that resulted from recording the actual amounts. If there is little or no variation in the basis for this accrual from year to year and this estimate has not materially impact your financial information, state those facts.

Reserves for Loss and loss Adjustment Expenses, page 40

2. Refer to your response to comment two. Please revise your discussion to include a more quantified, to the extent possible, discussion of the relative weighting given to the industry loss factors and your own company specific loss factors. Include a discussion of why any shifts in these relative weights were made in the periods presented.

Business, page 62

Specialty Risk and Extended Warranty, page 88

3. Please refer to your response to our prior comment number six. Due to the level at which you calculate these losses, we recognize the difficulty in providing a meaningful sensitivity analysis. For this reason, we feel the inclusion of the range as defined by the other analysis performed is important. While the specific factors that drive the individual calculations are based on varying risks, it still seems possible to identify the factors that drive the reserves and provide a meaningful sensitivity analysis related to those risks. For example, while the actual factors that drive claims frequency or severity may vary by policy type, the fact is that a change in frequency or severity would affect them all, so a discussion of what impact such changes would have across all plans does not seem unreasonable. Please revise your discussion to include the previously requested range as well as some meaningful sensitivity analysis related to these policies.

Loss Development, page 91

Analysis of Loss and Loss Adjustment Expense Reserve Development, page 92

4. Please refer to your response to our prior comment number seven. Please explain to us in more detail how the incurred loss for any given year is subject to revision. The incurred loss for a specific period would generally appear to be fixed given that this is the amount that is recorded on the income statement. Any changes in

the estimate are then taken through the current period income statement without revising the prior period amounts. It appears that you do not treat the changes in this manner in this table. Please explain to us why this alternative treatment in which you apparently do revise the prior period amounts for the changes in estimates is appropriate.

Experts, page 147

5. We note in your discussion related to your insurance reserves that you make references to your external actuaries. Please name those actuaries and include a consent from them.

Consolidated Financial Statements – December 31, 2005

Notes to the Consolidated Financial Statements, page F-8

2. Significant Accounting Policies, page F-8

(m) Earnings Per Share, page F-13

6. Please refer to your response to our prior comment number eight. Your response seems to indicate that the real amount that you are including here on a pro forma basis is the basic shares as if these had been converted at the beginning of the earliest period presented. As such, please remove the "Diluted" label from the disclosure in this table so that it is clear that this is a pro forma basic EPS amount and therefore the calculations are not dilutive.

4. Intangible Assets, page F-20

7. Refer to your response to comment nine. It seems that what you call "renewal rights" extends beyond the actual right to renew these policies and actually encompasses several distinct intangible assets that should be considered separately. For instance you state that you acquired the right for renewal which is essentially a customer list. You also state that you acquired the agent network associated with those policies and regions, which would need to be considered for capitalization under the intangible asset criteria. Another item acquired appears to be certain systems. Please provide to us a more comprehensive analysis of what assets were acquired along with your analysis under SFAS 142 of the ability to recognize each of the intangible assets. Include your original valuations that were used in establishing these "renewal right" intangible assets.

Exhibit 5.1: Legal Opinion

8. Counsel should delete the following statement in the last paragraph of the opinion: "We are counsel admitted to practice in the State of New York." Since the company is incorporated in Delaware, this statement could be interpreted as a qualifier as to jurisdiction.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Henry I. Rothman, Esq.
       Troutman Sanders LLP
       The Chrysler Building
       405 Lexington Avenue
       New York, NY 10174